SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement pursuant to Section 14(d)(4)

of the Securities Exchange Act of 1934

EMCO LIMITED

(Name of Subject Company)

EMCO LIMITED

(Name of Person Filing Statement)

Common Shares

(Title of Class of Securities)

290839109

(CUSIP Number of Class of Securities (If applicable))

Mark F. Whitley

Vice President, General Counsel & Secretary
Emco Limited
P.O. Box 5252
London, Ontario, Canada N6A 4L6
(519) 645-3929

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

with copies to:

Graham P.C. Gow, Esq. McCarthy Tétrault LLP Suite 4700 Toronto Dominion Bank Tower Toronto, Ontario M5K 1E6 (416) 601-7677	Kenneth R. Blackman, Esq. Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, NY 10004 (212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1.     Subject Company Information

      The name of the subject company is Emco Limited (the “Company”), a company organized under the laws of Ontario, Canada, which has its principal executive offices at 620 Richmond Street, London, Ontario, Canada, N6A 5J9. The telephone number of the principal executive offices of the Company is (519) 645-3900. Capitalized terms used in this Schedule 14D-9 and not defined in this document shall have the meanings set forth in the Directors’ Circular dated February 28, 2003 (the “Directors’ Circular”) included as Exhibit (a)(1) to this Schedule 14D-9.

      The title of the class of equity securities to which this statement relates is the common shares of the Company (the “Common Shares”). As of February 28, 2003, there were 15,907,419 Common Shares issued and outstanding.

Item 2.     Identity and Background of Filing Person

      This Schedule 14D-9 is being filed by the subject company, Emco Limited. The name, address and telephone number of the Company are set forth in Item 1 above.

      This Schedule 14D-9 relates to the offer by 2022841 Ontario Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Blackfriars Corp. (“Blackfriars”), disclosed in a Tender Offer Statement on Schedule TO filed by the Offeror and Blackfriars with the Securities and Exchange Commission (“SEC”), dated February 28, 2003 (as amended or supplemented from time to time) (the “Schedule TO”), to purchase all of the issued and outstanding Emco Shares, including all Emco Shares that may become outstanding pursuant to the Company’s Employee Stock Purchase Plan, on the exercise of Options, or on the conversion of Debentures, at a price of Cdn. $16.60 in cash for each Emco Share, subject to the terms and conditions set forth in the Offer to Purchase, dated February 28, 2003 (the “Offeror’s Circular”). Copies of the Offeror’s Circular and the related letters of transmittal are attached as exhibits to the Schedule TO and are being furnished to the Company’s shareholders concurrently with this Schedule 14D-9.

      As set forth in the Schedule TO, the address of the principal executive offices of the Offeror is 199 Bay Street, Toronto, Ontario, Canada, M5L 1B9. As set forth in the Schedule TO, the address of the principal executive offices of Blackfriars is 555 Skokie Blvd., Suite 555, Northbrook, Illinois 60062. The telephone numbers of the Offeror and Blackfriars are (818) 597-3754 and (416) 814-7995, respectively.

      All information concerning the Offeror, Blackfriars or their affiliates contained in this Schedule 14D-9 or incorporated by reference in this Schedule 14D-9 was obtained from reports or statements filed by the Offeror or Blackfriars with the SEC, including, without limitation, the Schedule TO, and the Company takes no responsibility for such information.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements

      Except as set forth or incorporated by reference in this Item 3, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (a) the Company’s executive officers, directors or affiliates or (b) the Offeror or Blackfriars, or their respective executive officers, directors or affiliates. The information set forth in the Directors’ Circular under the captions “Background to the Offer”, “Arrangements, Agreements or Understandings”, “Principal Shareholders”, “Ownership of Securities of Emco by Directors and Senior Officers”, “Ownership of Securities of the Offeror or Blackfriars”, “Intention of Directors, Senior Officers and Certain Shareholders of Emco with respect to the Offer”, “Trading in Securities of Emco”, “Relationship between the Offeror and Directors, Senior Officers, Affiliates and Principal Shareholders of Emco”, and “Arrangements and Agreements Between Emco and its Directors, Senior Officers and Affiliates” is incorporated in this document by reference. Additionally, the section entitled “Executive Compensation” set forth in the Company’s Management Information Circular, dated March 4, 2002, as filed with the SEC as part of the Company’s Form 40-F, is incorporated in this document by reference and included as Exhibit (e)(10) to this Schedule 14D-9.

Item 4.     The Solicitation or Recommendation

      The information set forth under the caption “Recommendation of the Board of Directors” of the Directors’ Circular is incorporated in this document by reference.

      The information set forth under the captions “Reasons for Recommendation” and “Engagement Agreement and Fairness Opinion” of the Directors’ Circular is incorporated in this document by reference.

      The information set forth under the caption “Arrangements, Agreements or Understandings — Lock-Up Agreement” of the Directors’ Circular is incorporated in this document by reference.

Item 5.     Persons/ Assets, Retained, Employed, Compensated or Used

      The information set forth under the caption “Engagement Agreement and Fairness Opinion” of the Directors’ Circular is incorporated in this document by reference.

Item 6.     Interest in Securities of the Subject Company

      Except as set forth or incorporated by reference in this document, no transactions in Emco Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or by any executive officer, director or affiliate of the Company. The information set forth under the captions “Trading in Securities of Emco” and “Issuances of Securities of Emco” of the Directors’ Circular is incorporated in this document by reference.

Item 7.     Purposes of the Transaction and Plans or Proposals

      Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

      Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

      Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.     Additional Information

      The information set forth under the captions “Regulatory Matters”, and “Material Changes in the Affairs of Emco” of the Directors’ Circular is incorporated in this document by reference.

Item 9.     Exhibits

(a)(1)	The Directors’ Circular, dated February 28, 2003, including the Fairness Opinion, dated February 19, 2003, from TD Securities Inc. to Emco Limited*
(a)(2)	Letter, dated February 28, 2003, from Emco to the Emco Shareholders and Debentureholders*
(a)(3)	Letter, dated February 28, 2003, from Emco to participants in the Emco Share Purchase Plan*
(a)(4)	Letter of Transmittal and Direction, dated February 28, 2003, for use by participants in the Emco Share Purchase Plan*
(a)(5)	Letter, dated February 28, 2003, to participants in the Emco Stock Option Plan*
(a)(6)	Notice of Acceptance for use by participants in the Emco Stock Option Plan*
(e)(1)	Support Agreement, dated as of February 19, 2003, between 2022841 Ontario Inc., Blackfriars Corp. and Emco Limited
(e)(2)	Lock-up Agreement, dated as of February 19, 2003, between 2022841 Ontario Inc., Blackfriars Corp. and Masco Corporation
(e)(3)	Confidentiality Agreement, dated September 25, 2002, made between Emco Limited and an affiliate of Blackfriars Corp.
(e)(4)	Written Assurance, dated February 19, 2003, provided by Blackfriars Corp.
(e)(5)	Form of Change of Control Agreement made between Emco Limited and each of Douglas E. Speers, Gordon E. Currie, Richard J. Fantham, Roger K. Hollyman, Bradford W. Latner, Walter D. LeGrow and Mark F. Whitley
(e)(6)	Form of Change of Control Agreement made between Emco Limited and Jaap Burck
(e)(7)	Indemnity Agreement provided by Emco Limited for each of Frank M. Hennessey, Douglas E. Speers, Richard B. Grogan, D. Brian Harrison, David L. Johnston, and Wayne B. Lyon
(e)(8)	Indemnity Agreement provided by Emco Limited for each of Frank M. Hennessey, Douglas E. Speers, Gordon E. Currie, Richard J. Fantham, Roger K. Hollyman, Bradford W. Latner, Walter D. LeGrow and Mark F. Whitley
(e)(9)	Emco Limited’s Stock Option Plan, which forms part of Emco Limited’s 1991 Long-Term Incentive Plan
(e)(10)	Section entitled “Executive Compensation” from Emco Limited’s 2002 Management Information Circular

*	Included in materials mailed to Emco securityholders

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2003

(Date)

EMCO LIMITED

/s/ MARK F. WHITLEY

(Signature)
Mark F. Whitley
Vice President, General Counsel & Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	The Directors’ Circular, dated February 28, 2003, including the Fairness Opinion, dated February 19, 2003, from TD Securities Inc. to Emco Limited
(a)(2)	Letter, dated February 28, 2003, from Emco to Emco Shareholders and Debentureholders
(a)(3)	Letter, dated February 28, 2003, from Emco to participants in the Emco Share Purchase Plan
(a)(4)	Letter of Transmittal and Direction, dated February 28, 2003, for use by participants in the Emco Share Purchase Plan
(a)(5)	Letter, dated February 28, 2003, to participants in the Emco Stock Option Plan
(a)(6)	Notice of Acceptance for use by participants in the Emco Stock Option Plan
(e)(1)	Support Agreement, dated as of February 19, 2003, between 2022841 Ontario Inc., Blackfriars Corp. and Emco Limited
(e)(2)	Lock-up Agreement, dated as of February 19, 2003, between 2022841 Ontario Inc., Blackfriars Corp. and Masco Corporation
(e)(3)	Confidentiality Agreement, dated September 25, 2002, made between Emco Limited and an affiliate of Blackfriars Corp.
(e)(4)	Written Assurance, dated February 19, 2003, provided by Blackfriars Corp.
(e)(5)	Form of Change of Control Agreement made between Emco Limited and each of Douglas E. Speers, Gordon E. Currie, Richard J. Fantham, Roger K. Hollyman, Bradford W. Latner, Walter D. LeGrow and Mark F. Whitley
(e)(6)	Form of Change of Control Agreement made between Emco Limited and Jaap Burck
(e)(7)	Form of Indemnity Agreement provided by Emco Limited for each of Frank M. Hennessey, Douglas E. Speers, Richard B. Grogan, D. Brian Harrison, David L. Johnston, and Wayne B. Lyon
(e)(8)	Form of Indemnity Agreement provided by Emco Limited for each of Frank M. Hennessey, Douglas E. Speers, Gordon E. Currie, Richard J. Fantham, Roger K. Hollyman, Bradford W. Latner, Walter D. LeGrow and Mark F. Whitley
(e)(9)	Emco Limited’s Stock Option Plan which forms part of Emco Limited’s 1991 Long-Term Incentive Plan
(e)(10)	Section entitled “Executive Compensation” from Emco Limited’s 2001 Management Information Circular